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July 21, 2005

Via EDGAR and Overnight Delivery

For Commission Use Only

Larry Spirgel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Health Discovery Corporation Form 10-KSB for the fiscal year ended December 31, 2004 Form 10-QSB for the period ended March 31, 2005 File No. 333-62216

Dear Mr. Spirgel:

Thank you for your comment letter, dated July 7, 2005, issued by the staff of the Division of Corporation Finance with respect to the Forms 10-KSB and 10-QSB referenced above with respect to Health Discovery Corporation (the “Company”). On behalf of the Company, our client, we have prepared this reply to the comment letter.

For your convenience, we have copied each comment into this letter first and responded to each one in sequence.

Form 10-KSB for the year ended December 31, 2004

Comment 1:

Clyde Bailey’s letter dated May 11, 2005 to us indicated that they have withdrawn their consent included in the recent Form SB-2 filed by you. Please ask your auditors-Clyde Bailey to confirm us directly, whether they have not withdrawn their report included in the Form 10-KSB for the year ended December 31, 2004.

Response 1:

Until receipt of your letter, dated July 7, 2005, the Company was unaware of any indication that Clyde Bailey, P.C. ("Bailey") had withdrawn its consent to the inclusion of its report in the SB-2, which it had given prior to the Company's filing of the SB-2. At that time, the Company had not received a copy of the letter sent to you or any other similar communication from Bailey. Unfortunately, due to Mr. Clyde Bailey's travel schedule, the Company was unable to confirm until July 12, 2005, the facts set out in your letter to the Company -- that Bailey had withdrawn its consent to the SB-2. Upon confirming these facts with Bailey, the Company filed a report on Form 8-K, disclosing the change and included as Exhibit 16.1 a letter executed by Bailey to you confirming the accuracy of the disclosure contained in the filing. The Company will engage an independent auditing firm to re-audit the affected periods, and upon the completion of the re-audit, the Company will file an amendment to the Company’s SB-2. The Company will not seek to have the SB-2 declared effective until such amendment has been filed.

Form 10-QSB for the period ended March 31, 2005

Additional Funding Requirement, page 7

Comment 2:

You indicate that you have sufficient cash to continue operations through August, 2005 based on your current cash flows. Please tell us what consideration was given to the requirements of Section 607.02 of the Financial Reporting Codification which requires that due to your financial difficulties and in absence of any viable plan to generate sufficient cash to support the operations during the twelve month period following the date of the financial statements, the financial statements should be prepared on the liquidation basis rather than on the going concern basis.

Response 2:

The Company's two-pronged plan described in the 10-QSB to have sufficient cash to support operations on a going-forward basis was comprised of generating revenue through licensing the Company's significant patent portfolio or providing services related to those patents and obtaining additional equity or debt financing. The Company has been and continues to be in meaningful discussions, which if successful, will result in significant revenue to the Company. Additionally, since the filing of the 10-QSB, the Company secured $1,935,000 through the private sale to accredited investors of shares of Company common stock, which together with the Company's existing cash will be sufficient to support the Company's operations through February, 2006. In future filings, the Company will expand its discussion of its plan to generate additional cash to support operations or to raise additional funds, and, to the extent that the Company's available cash and anticipated revenues will not be sufficient to support operations for the twelve-month period following the date of the financial statements, will include its financial statements prepared on a liquidation basis rather than on the going concern basis.

We trust this response has addressed your concerns. Please do not hesitate to let us know any additional questions or comments that the staff may have. Thank you.

Very truly yours, /s/ Helen Zalik Helen Zalik For Powell Goldstein LLP

cc:	Stephen D. Barnhill Robert S. Braswell Todd Wade, Esq.